

September 18, 2014

Via E-mail
Mr. Andrew Wilson
Chief Executive Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

      Re: Electronic Arts Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2014
             Filed on May 21, 2014
             File No. 000-17948

Dear Mr. Wilson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Stephen Krikorian

                                  Stephen Krikorian
                                  Accounting Branch Chief